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                                                                    EXHIBIT 99.3



PROXY                                                                      PROXY


                                  VIRYANET LTD.

                      THIS PROXY IS SOLICITED ON BEHALF OF
                    THE BOARD OF DIRECTORS OF VIRYANET LTD.
                 FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
                         TO BE HELD ON SEPTEMBER 5, 2002


         The undersigned, a holder of ordinary shares, par value NIS 1.0 per share ("Ordinary Shares"), of ViryaNet Ltd. ("ViryaNet" or the "Company"), acting with respect to all Ordinary Shares held by the undersigned, hereby appoints Mr. Samuel I. HaCohen and Mr. Winfried A. Burke, and each of them, as proxies for the undersigned, with full power of substitution, to vote all Ordinary Shares that the undersigned would be entitled to vote, with all powers the undersigned would possess if personally present, at the Annual General Meeting of Shareholders (the "Meeting") of ViryaNet to be held on September 5, 2002, at 10:00 a.m. eastern daylight time, at the principal executive offices of ViryaNet, Inc. located at 2 Willow Street, Southborough, Massachusetts, and at any adjournments, postponements or rescheduling thereof, on the matters set forth on the reverse side. The proxies are further authorized to vote, in their discretion, upon such other business as may properly come before the Meeting or any adjournments, postponements or rescheduling thereof.

         THE SHARES REPRESENTED BY THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED, OR, IF NO DIRECTION IS GIVEN, WILL BE VOTED FOR THE PROPOSALS IN ITEMS 1, 2, 3, 4 AND 5.

      YOUR VOTE IS IMPORTANT! PLEASE MARK, SIGN AND DATE THIS PROXY ON THE
        REVERSE SIDE AND RETURN IT PROMPTLY IN THE ACCOMPANYING ENVELOPE

                  (CONTINUED AND TO BE SIGNED ON REVERSE SIDE)






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PROXY                                                                      PROXY


Please Sign, Date, Detach and Mail in the Envelope Provided As Soon As Possible


A  [X]  Please mark your votes as in this example.

                                                      FOR     AGAINST    ABSTAIN

ITEM 1. TO ELECT A PANEL OF SIX DIRECTORS TO THE
BOARD OF DIRECTORS OF THE COMPANY.                    [ ]       [ ]        [ ]


ITEM 2. TO APPOINT KOST, FORER & GABBAY
(A MEMBER OF ERNST & YOUNG INTERNATIONAL)
AS THE INDEPENDENT AUDITORS OF THE COMPANY FOR
THE 2002 FISCAL YEAR.                                 [ ]       [ ]        [ ]


ITEM 3. TO ISSUE CERTAIN DIRECTORS OF THE COMPANY
WHO HAVE PREVIOUSLY TENDERED AND AGREED TO THE
CANCELLATION OF OPTIONS TO PURCHASE ORDINARY
SHARES OF THE COMPANY NEW REPLACEMENT OPTIONS
EQUAL TO THE NUMBER OF THE TENDERED OPTIONS.          [ ]       [ ]        [ ]


ITEM 4. TO APPROVE CERTAIN CHANGES TO THE
EMPLOYMENT TERMS OF SAMUEL HACOHEN, THE COMPANY'S
CHAIRMAN OF THE BOARD OF DIRECTORS, AND WINFRIED
BURKE, THE COMPANY'S CHIEF EXECUTIVE OFFICER AND
MEMBER OF THE BOARD OF DIRECTORS.                     [ ]       [ ]        [ ]


ITEM 5. TO ISSUE CERTAIN OF THE DIRECTORS OF THE
COMPANY, INCLUDING THE COMPANY'S NEW EXTERNAL
DIRECTOR (IF ELECTED), NEW OPTIONS TO PURCHASE
ORDINARY SHARES OF THE COMPANY.                       [ ]       [ ]        [ ]


The undersigned acknowledges receipt of the Notice of Annual General Meeting of Shareholders and accompanying Proxy Statement.

Signature of Shareholder(s)


--------------------------------                --------------------------------

Dated                      , 2002
      ---------------------

Note: Please date and sign exactly as the name appears. When signing as attorney, trustee, executor, administrator, guardian, corporate officer, etc., please give full title. If more than one trustee, all should sign. Joint owners must each sign.


[ ] I plan to attend the Meeting         [ ] I do not plan to attend